Cascades Completes the Acquisition of Papersource
Kingsey Falls, July 19, 2011 — Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announces that it will purchase the remaining 50% of shares that it does not hold in the company Papersource Converting Mill Corp. (Papersource), located in Granby.
The cash purchase price for the acquired shares will be approximately $60 million and Cascades will assume a debt of approximately $25 million, for an approximate corresponding enterprise value of $145 million. The transaction, expected to be signed in mid-September, is contingent upon the approval of the Competition Bureau. The 100% ownership of Papersource will have a positive impact on Cascades’ net consolidated results.
According to Suzanne Blanchet, President and Chief Executive Officer of Cascades Tissue Group: “With sales of more than $130 million and a consumption of more than 90,000 tons per year, the acquisition of the remaining shares of Papersource will increase the level of integration of Cascades Tissue Group to more than 70% and will thus strengthen its positioning in the Away-from-Home segment in Canada and in the United States.”
“This announcement confirms the firm intention of Cascades to be a key player in the tissue paper sector in North America”, said Alain Lemaire, President and Chief Executive Officer of Cascades.
Papersource is a tissue paper converting plant that is at the cutting edge of technology, which essentially manufactures products for the Away-from-Home market. It employs more than 160 employees.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 11,000 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Media	Source

Hubert Bolduc	Suzanne Blanchet
Vice-President, Communications and Public Affairs	President and Chief Executive Officer
Cascades Inc.	Cascades Tissue Group
514-912-3790	450-444-3401
hubert_bolduc@cascades.com	suzanne_blanchet@cascades.com

Investors

Didier Filion
Director, Investor Relations
Cascades Inc.
514-229-5303
didier_filion@cascades.com